

02006659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-31124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ELLIOTT-LEDGERWOOD & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 MAIN STREET
(No. and Street)

KLAMATH FALLS	OREGON	97601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. LEDGERWOOD (541) 882-5488
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOLATORE, PEUGH, Mc DANIEL, SCROGGIN & CO. LLP
(Name — *if individual, state last, first, middle name*)

824 PINE STREET	KLAMATH FALLS	OREGON	97601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-15-02

OATH OR AFFIRMATION

I, RICHARD S. LEDGERWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT-LEDGERWOOD & COMPANY, as of DECEMBER 31, 2001, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



OFFICIAL SEAL
CORI MURPHY
NOTARY PUBLIC-OREGON
COMMISSION NO. 337620
MY COMMISSION EXPIRES AUG. 17, 2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOLATORE, PEUGH, MCDANIEL, SCROGGIN & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:

KLAMATH FALLS:
Anthony Molatore, Jr., C.P.A. (Deceased)
Dennis O. Peugh, C.P.A. (Retired)
Terrence J. Scroggin, C.P.A.
Andrew E. Peterson, C.P.A.

BEND:
Robert S. McDaniel, C.P.A.

824 Pine Street
Klamath Falls, OR 97601-6039
(541) 884-4164 • (888) 323-5545
Fax (541) 883-1232

105 S.W. Hayes Ave., Suite B
Bend, OR 97702-2115
(541) 382-1040 • (888) 216-7791
FAX (541) 389-4814

INDEPENDENT AUDITORS' REPORT

A1461-31710-10

BOARD OF DIRECTORS
ELLIOTT-LEDGERWOOD & COMPANY

We have audited the accompanying statement of financial condition of Elliott-Ledgerwood & Company as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial position of Elliott-Ledgerwood & Company as of December 31, 2000, was audited by other auditors whose report dated February 13, 2001, expressed an unqualified opinion on this statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 statement of financial position referred to above presents fairly, in all material respects, the financial position of Elliott-Ledgerwood & Company for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Klamath Falls, Oregon
January 18, 2002

ELLIOTT-LEDGERWOOD & COMPANY
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
ASSETS		
Cash	$ 16,523	$ 24,917
Cash value of life insurance	100,367	94,079
Deposits, clearing organization, restricted	5,000	5,000
Receivable, clearing brokers	75,784	60,547
Receivable, other	4,034	6,496
Tax refund receivable from parent	1,400	
NASD stock	3,300	3,300
Equipment, less accumulated depreciation of $819	3,276	
Total Assets	$ 209,684	$ 194,339

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Accounts payable	$ 11,231	$ 10,954
Oregon corporate taxes payable		10
Accrued payroll	46,356	41,839
Total Liabilities	57,587	52,803
STOCKHOLDERS' EQUITY		
Common stock - voting, no par value, 6000 shares authorized, 5000 shares issued and outstanding	$ 25,000	$ 25,000
Retained earnings	127,097	116,536
Total Stockholders' Equity	152,097	141,536
Total Liabilities and Stockholders' Equity	$ 209,684	$ 194,339

The accompanying notes are an integral part of these financial statements.

ELLIOTT-LEDGERWOOD & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION – Elliott-Ledgerwood & Company (the Company) is a securities brokerage firm that was incorporated under the laws of the State of Oregon on November 22, 1983. The Company is a wholly-owned subsidiary of South Valley Bank and Trust, Inc. (Parent). On January 1, 2001, the Company's sole stockholder exchanged all of his stock for shares of the Parent. The acquisition of the stock by the Parent (a C corporation), resulted in the automatic termination of the S corporation status of the company. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities and Exchange Dealers (NASD). The Company provides brokerage services to Southern Oregon and Northern California.

BASIS OF PRESENTATION – The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services, including security transactions and investment advisory services. Securities transactions (and related revenue and expense) are recorded based on the settlement date basis. Use of the settlement date basis rather than the trade date basis does not have a material effect on these financial statements. All other transactions are recorded on the accrual basis.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less.

RESTRICTED CLEARING DEPOSITS – The Company is required by its clearinghouse to maintain a fixed amount in a clearing account. The Company has granted the clearinghouse a security interest in this account. The clearinghouse may access the account for any fees the Company owes to the clearing house but has not paid. The Company is obligated under the terms of the clearing agreement to maintain a set balance in the account. Interest earned on the account is paid monthly to the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMMISSIONS RECEIVABLE – Commissions receivable are recorded net of related expenses.

ALLOWANCE FOR DOUBTFUL ACCOUNTS – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NASD STOCK – The Company, as a member of the National Association of Securities Dealers (NASD), was eligible to obtain a stock subscription for 300 shares of common stock prior to it being offered to the public in an initial public offering. Because a ready market as yet does not exist for this stock, and it has no quoted market value, the Company's investment is carried at cost.

PROPERTY AND DEPRECIATION – Prior to January 2001, the Company leased the building and equipment from a related party. Beginning with January 1, 2001, the Company continued leasing the building and equipment from a related party but the new assets are acquired directly by the Company. Property acquired in 2001 consisted entirely of equipment and is stated at cost. Depreciation is provided for principally on accelerated methods over the estimated useful life of 5 years. Depreciation expense for 2001 was $819. There was no depreciation expense for 2000. Maintenance and repair costs are charged to operations when incurred.

COMPENSATED ABSENCES – The Company has an unwritten policy for compensated absences for all full-time support staff. There is no provision for sick time. Time accumulates as of the anniversary date of each support staff employee and must be used by his/her next anniversary date. No time accumulates past the next anniversary date. Support staff is paid for any unused time upon termination. Time is at the rate of one week for one year of service, two weeks after two years, three weeks after five years and four weeks after eight years. Management has elected not to accrue unpaid compensated absences since the amounts are insignificant. It is the Company's policy to recognize these costs when they are actually paid.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

COMMISSIONS – Commissions and related clearing expenses are recorded on settlement-date basis after securities transactions have occurred.

INVESTMENT ADVISORY INCOME – Investment advisory fees are recorded monthly.

INCOME TAXES – Effective January 1, 2001, the Company became a taxable entity. Previously, its earnings and losses were included in the personal tax returns of the stockholders, and the Company did not record an income tax provision. Effective with the change, income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus a deferred tax benefit related to a timing difference for the deduction of shareholder wages that were not deductible in the prior year. The deferred tax benefit represents the future tax return consequences of those differences when the liability is settled.

OFF BALANCE SHEET RISK - The Company occasionally carries balances on deposit in South Valley Bank & Trust which are in excess of the amount insured by the FDIC.

ADVERTISING - Advertising costs are charged to operations when incurred. Advertising expenses were $2,346 and $6,001 for 2001 and 2000, respectively.

RECLASSIFICATIONS – Certain amounts in the December 31, 2000 financial statements have been reclassified to conform to the presentation for the financial statements for the year-ended December 31, 2001.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $152,097, which was $102,097 in excess of its required net capital of $50,000. The Company's net capital ratio was .38 to 1. At December 31, 2000, the Company had net capital of $139,996, which was $89,996 in excess of its required net capital of $50,000. The Company's net capital ratio was .37 to 1.

NOTE 3 – RESERVE REQUIREMENT

During the years ended December 31, 2001 and 2000, the Company was in Compliance with the exemptive provisions of subparagraph (k) (2) (b) of the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3).

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31:

	2001	2000
Equipment	$4,095	
Less: Accumulated depreciation	(819)	
	$3,276	$ - 0 -

NOTE 5 - CASH SURRENDER VALUE OF LIFE INSURANCE

The Company maintains life insurance policies on certain officers and employees. The Company receives a cash surrender value if the policies are terminated, and upon the death of the insured, receives all death benefits. The face amount of the policies is $400,000. The premiums were $9,138 and $21,888 during 2001 and 2000, respectively.

NOTE 6 - OPERATING LEASES

The Company leases office space and equipment from a partnership which includes one of the officers of Elliott-Ledgerwood & Company. Rent of the facility is $3,800 per month over the lease term through July 2004 with one renewal option of five years.

At December 31, 2001, the future minimum rental payments are anticipated to be as follows:

2002	$ 45,600
2003	45,600
2004	45,600
Total Minimum Lease Payments	$136,800

Lease expense under these operating leases totaled $45,600 and $45,600 in 2001 and 2000, respectively.

The Company also leases quote machines on a month-to-month lease. The lease costs are based on the number of users and include connections chargers, communication link charges and other related charges. The lease expense for these machines was $44,322 in 2001 and $38,583 in 2000, respectively.

NOTE 7 – PROFIT-SHARING PLAN AND ESOP

The Company sponsors a profit sharing plan that covers all full-time employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Contributions are allocated to participants in proportion to their earnings for the related year. The Company elected not to make a contribution for the years ended December 31, 2001 and 2000.

With the acquisition of all outstanding stock by South Valley Bancorp, all full-time eligible employees of the Company became eligible to participate in the South Valley Bancorp Restated Stock Ownership and Retirement Plan 1999 (ESOP), effective January 1, 2002. The Company made no contributions for the year-ended December 31, 2001.

ELLIOTT-LEDGERWOOD & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 8 - RELATED PARTY

In the normal course of business the Company provides services to related parties. These related parties included various members of the Board of Directors and key employees of South Valley Bank and Trust, Inc. The commission revenue earned by the company for the year-ended December 31, 2001 was approximately $76,400 and the commission receivable amount was $14,308. There were no related party commissions for the period ended December 31, 2000.

NOTE 9 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash paid during year for income taxes was $10 and $10 for the years ended December 31, 2001 and December 31, 2000, respectively.

NOTE 10 – INCOME TAXES

The provision for income tax at December 31, 2001 consisted of:

Current benefit	$1,400

As discussed in Note 1, the Company changed its tax status from nontaxable to taxable effective for 2001. Accordingly, the pro forma December 31, 2000 net deferred tax asset of approximately $6,000 has been recorded through a credit to the deferred tax provision.

NOTE 11 - BUSINESS AND CREDIT CONCENTRATIONS

The Company maintains deposits in accounts that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. All unrestricted cash deposits are maintained in one financial institution.

Securities commission income is received from one broker. The commission received from this broker accounts for a significant portion of the revenue earned by the Company.

	For the Years Ended December 31			
	2001		2000	
	Revenues	Receivables	Revenues	Receivables
Securities commissions	49.3 %	94.9%	46.5%	65.3%

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to year-end, one of the employees insured by the Company (as described in Note 5 above) passed away. The Company anticipates that it will receive the $200,000 face value of the policy during 2002.



ELLIOTT-LEDGERWOOD & COMPANY

PUBLIC FILE SECTION OF

FINANCIAL STATEMENTS

December 31, 2001 and 2000

Molatore, Peugh, McDaniel, Scroggin & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS
Klamath Falls, OR 97601-6039

ELLIOTT-LEDGERWOOD & COMPANY
INDEX TO FINANCIAL STATEMENTS
December 31, 2001 and 2000